July 5, 2005

Michele M. Anderson, Esq.

    Legal Branch Chief

    Division of Corporation Finance

Albert Pappas, Esq.

    Staff Attorney

    Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Verizon Communications Inc.
Registration Statement on Form S-4 – Registration No. 333-124008

MCI, Inc.

Form 10-K for the year ended December 31, 2004

Form 10-Q for the quarter ended March 31, 2005

File No. 001-10415

Dear Ms. Anderson and Mr. Pappas:

On behalf of Verizon Communications Inc. (“Verizon”) and MCI, Inc. (“MCI”), we hereby submit Verizon’s and MCI’s responses to the comments of the staff of the Commission (the “Staff”), set forth in the Staff’s letter, dated June 22, 2005, to Verizon’s registration statement on Form S-4 (the “S-4”) and MCI’s 10-K for the year ended December 31, 2004 and Form 10-Q for the quarter ended March 31, 2005.

For the convenience of the Staff, each of the Staff’s comments is reproduced and is followed by the corresponding response of Verizon or MCI, as the case may be. The S-4 has been marked to indicate changes from the amendment to the S-4 filed with the Commission on June 2, 2005. All references to page numbers in Verizon’s responses are to the pages in the marked version of the S-4.

As noted below, in response to several comments, MCI intends to file an amended Annual Report on Form 10-K for 2004 and an amended Quarterly Report on Form 10-Q for the first quarter of 2005 that will include revised disclosure with respect to such comments. MCI is supplementally providing to you drafts of such reports, marked to show the proposed changes. Nonetheless, in order to avoid the potential for repeated amendments to these reports, MCI would propose that it submit drafts of the amended

Ms. Michele M. Anderson

Mr. Albert Pappas

July 5, 2005

language to the Staff until all comments are addressed to the Staff’s satisfaction, at which point the amended Annual Report and Quarterly Report will be publicly filed via EDGAR.

MCI wishes to inform the Staff that it has filed a Current Report on Form 8-K to update previously filed consolidated financial statements as of December 31, 2004 and 2003, and for each of the three years in the period ended December 31, 2004. The Current Report was not filed as a response to the Staff’s comment letter, but rather to reflect a change to MCI’s discontinued operations footnote for the reclassification of certain expense items as a reduction of revenues (with no impact to net income or loss) by Embratel Participações S.A., a consolidated entity of MCI through April 2004, when it qualified for discontinued operations.

Form S-4

Prospectus Cover Page/Letter to Shareholders

1.	We believe that the small font size makes the disclosure hard to read. Accordingly, please increase the font size. See Rule 420(a) of Regulation C, which requires that you use at least 10-point modern type.

Response

We have increased the font size on the Prospectus Cover Page/Letter to Shareholders in accordance with Rule 420(a) of Regulation C as requested.

2.	We note your disclosure that the merger consideration “may be decreased if there is an adjustment based on the amounts required to satisfy certain liabilities.” Also, your disclosure that the potential downward adjustment “is limited only by the amount of the merger consideration” is vague. Please revise to clearly state that the merger consideration can be adjusted down to $0 and that MCI shareholders could potentially receive nothing in exchange for their shares in order to satisfy these liabilities, as suggested by your response to prior comment 12. Please also revise your disclosure accordingly throughout the document, such as under “What will I receive in the merger and when will I receive it?” on page iv, “Merger Consideration and Conversion of MCI Common Stock” on page 3 and “Potential Downward Purchase Price Adjustment for Specified Liabilities” on page 4.

Response

We have revised the disclosure on the Cover Page/Letter to Shareholders and throughout the S-4 as requested.

Ms. Michele M. Anderson

Mr. Albert Pappas

July 5, 2005

3.	Revise to clarify on the cover page and throughout the document that Verizon will pay the cash portion of the merger consideration to cover any shortfall in the payment of the special cash dividend by MCI. For instance, it is unclear who will pay the remainder of the special cash dividend “as cash merger consideration” in the first bullet on the cover page.

Response

We have revised the disclosure on the Cover Page/Letter to Shareholders and throughout the S-4 as requested to clarify that Verizon will pay the cash portion of the merger consideration to cover any shortfall in the payment of the special cash dividend by MCI.

Summary, page 1

Structure of the Merger, page 3

4.	Please provide examples to illustrate how the original merger structure could result in “materially adverse regulatory or other materially adverse consequences” and cause Verizon to determine to use the alternative merger structure.

Response

In certain situations under the original structure, because MCI will not be the surviving corporation in the merger, certain state public service or public utility commissions or similar state regulatory bodies, from whom we must obtain approvals before the merger can be consummated, could take the view that a change in control would require each MCI subsidiary currently holding a certificate of public convenience and necessity in the state to obtain a new certificate or transfer the existing certificate. If a state public service or public utility commission or similar state regulatory body were to take this view, we might be required to file an amendment to our application to request a transfer of the existing certificate, which may unduly delay the merger. Additionally, the state public service or public utility commission or similar state regulatory body may deny MCI permission to transfer the existing certificate. In either event, Verizon may choose to use the alternative merger structure if it reasonably determines that effecting the merger under the original structure would result in a material risk of materially adverse regulatory or other materially adverse consequences. To date, no state public service or public utility commission or similar state regulatory body has required us to obtain a new certificate or transfer the existing certificate. We have included this disclosure on page 3, as requested.

Ms. Michele M. Anderson

Mr. Albert Pappas

July 5, 2005

Merger Consideration and Conversion of MCI Common Stock, page 3

5.	Revise to state that if Verizon pays any shortfall in the special dividend, shareholders will receive that amount later than if MCI paid the special dividend in full. Also include a brief discussion of the different tax treatment if the cash is paid as cash merger consideration in addition to providing the cross reference. See prior comment 10.

Response

We have revised the disclosure under “Special Cash Dividend” on page 4 and throughout the S-4 to clarify that in the event that Verizon pays any shortfall in the special cash dividend, stockholders will receive that amount later than if MCI paid the special cash dividend in full. We have revised the disclosure under “Merger Consideration and Conversion of MCI Common Stock” on page 3 to clarify the different tax characterization of the special cash dividend depending on whether or not it is treated as part of the merger consideration.

Potential Downward Purchase Price Adjustment for Specified Liabilities, page 4

6.	We have considered your response to prior comment 12, however, we remain concerned that the wide range of possible consideration from $0 to at least $26.00 per share does not permit shareholders to make a reasonably informed decision on the proposed transaction. We believe that you must provide at least a reasonable range of potential price adjustments to permit shareholders to reasonably assess this transaction and to disseminate to shareholders a prospectus that meets the requirements of Section 10. In addition, we believe that you should undertake to recirculate and resolicit in the event the merger consideration is adjusted downward beyond a reasonable range. Please advise or revise accordingly.

Response

As we have discussed with the Staff, we will be separately providing the SEC with revised disclosure in response to this Comment 6 in draft form. Therefore, we have retained the disclosure from pre-effective amendment no. 2 until such draft language is finalized.

7.	You indicate here and elsewhere in the document that MCI’s liability balances “may be viewed as indicative of whether there will be a downward purchase price adjustment.” Given that MCI’s accrued liabilities as of December 31, 2004 exceed the $1.775 billion threshold in the merger agreement, please revise to indicate that it is more likely than not that there will be a downward adjustment to the merger consideration or tell us why such a characterization is not accurate.

Response

Please see our response to Comment 6.

Ms. Michele M. Anderson

Mr. Albert Pappas

July 5, 2005

Conditions to the Closing of the Merger, page 6

8.	We note your response to prior comment 16, however, we believe you may be required to recirculate and resolicit MCI shareholders in the event Verizon or MCI determines to waive any condition to the merger and such a change in the terms of the merger renders the disclosure that you previously provided to shareholders materially misleading. Please revise to acknowledge this requirement or advise.

Response

As we have discussed with the Staff, we will be separately providing the SEC with our response to this Comment 8.

9.	Explain the significance of Verizon’s determination that it will not waive the condition that it must receive the opinion that the merger will qualify as a reorganization under Section 368(a).

Response

We have revised the disclosure under “Conditions to the Closing of the Merger” on page 8 to clarify that the transaction will not occur as a merger of MCI with and into Eli Acquisition unless Verizon receives an opinion from counsel that such a merger will qualify as a reorganization under Section 368(a) of the Code.

Reasons for the Merger, page 9

10.	We reissue prior comment 13 and ask that you delete any references to the term “protection” when referring to the pricing mechanism in light of the significant downward purchase price adjustment that may occur.

Response

We have revised the disclosure under “Reasons for the Merger” on page 10 and throughout the S-4 as requested to delete any references to the term “protection” when referring to the purchase price mechanism.

Consequences of the Merger Not Being Completed, page 10

11.	Remove this new section as it is not appropriate disclosure for the forepart of your prospectus.

Response

We have removed the section entitled “Consequences of the Merger Not Being Completed” on page 10 as requested.

Ms. Michele M. Anderson

Mr. Albert Pappas

July 5, 2005

Opinions of MCI’s Financial Advisors, page 11

12.	Revise to clearly state that MCI does not intend to obtain fairness opinions in the event the merger consideration is adjusted downward, as indicated in your response to prior comment 12. Also revise the section entitled “MCI’s Reasons for the Merger” to explain how this impacted the MCI board’s determination that the transaction is fair to its shareholders, if at all.

Response

We have revised the disclosure under “Opinions of MCI’s Financial Advisors” on page 11 and under “MCI’s Reasons for the Merger” beginning on page 61 as requested.

Material United States Federal Income Tax Considerations, page 11

13.	We note your statement in your response to prior comment 18 that “the tax consequences of the merger and the alternative merger are fully disclosed….” Nevertheless, because a change to the alternative merger structure would result in material changes in the tax consequences to investors, i.e., going from tax-free except with respect to any cash received to fully taxable, we believe this would constitute a material change to your prospectus disclosure necessitating amendment and resolicitation.

Response

As we have discussed with the Staff, we will be separately providing the SEC with our response to this Comment 13. Please note, however, that we have substantially expanded upon our disclosure to clarify the factors and circumstances that will determine the form of the transaction.

14.

We note your response to prior comment 19, however, you still state that “MCI intends to treat the special cash dividend … as a distribution with respect to MCI common stock…” and “[t]he merger generally is intended to qualify as a reorganization within the meaning of Section 368(a)” Similarly, in your Material United States Federal Income Tax Considerations section on page 94, you state that “MCI intends to take the position that the amount paid as the special cash dividend is treated as a distribution…” and that the transaction “is intended to qualify as a reorganization under Section 368(a).” Please revise your

Ms. Michele M. Anderson

Mr. Albert Pappas

July 5, 2005

disclosure to remove the reference regarding MCI’s “intended” tax treatment of the special cash dividend and the transaction as a whole.

Response

We have revised the disclosure under “Material United States Federal Income Tax Considerations” beginning on page 12 and in the similarly titled section beginning on page 99 to remove all references regarding MCI’s “intended” tax treatment of the special cash dividend and the transaction as a whole.

15.	When referring to the opinions that are a condition to closing, clarify throughout your disclosure that those opinions are second or confirming opinions of the opinions that you will have already received and filed as short-form opinions prior to effectiveness of the registration statement.

Response

As we have discussed with the Staff, we will be separately providing the SEC with our response to this Comment 15.

16.	Revise to state in clear, plain language how MCI shareholders will be taxed. For example, state that shareholders will be taxed on the cash they will receive as a special dividend but not on the receipt of Verizon common stock issued in exchange for MCI common stock. Similarly clarify how shareholders will be taxed if the alternative merger structure is used. Finally, clarify the meaning of “cash, if any” in the first two paragraphs so that investors do not confuse this with the payment of the special dividend from MCI.

Response

We have revised the disclosure under “Material United States Federal Income Tax Considerations” beginning on page 12 and in the section beginning on page 99 to clarify how shareholders will be taxed differently under the merger and the alternative merger. In addition, we have substantially expanded upon our disclosure in these sections to clarify the factors and circumstances that will determine the form of the transaction. Finally, we have clarified the meaning of “cash, if any” in these sections to differentiate between cash received from Verizon and cash received from MCI as the special cash dividend.

17.

Clearly state how MCI shareholders will be taxed on the special cash dividend, including a brief description of the tax implications of characterizing the special cash dividend as dividend income and any alternative characterizations. Also state that counsel is unable to provide an opinion regarding the characterization of the special cash dividend, as indicated in your response to prior comment 19,

Ms. Michele M. Anderson

Mr. Albert Pappas

July 5, 2005

and briefly indicate why counsel is not able to opine on the tax treatment of the special dividend. Make corresponding changes to the Material United States Federal Income Tax Considerations section starting on page 93, including an expanded discussion of why counsel is unable to give an opinion.

Response

We have revised the disclosure under “Material United States Federal Income Tax Considerations” on page 12 and in the section beginning on page 99 to clarify the tax implications of characterizing the special cash dividend as a distribution versus characterizing it as merger consideration. We have revised the disclosure under “Material United States Federal Income Tax Considerations” on page 12 to state that counsel is unable to provide an opinion regarding the characterization of the special cash dividend. Finally, we have revised the disclosure under “Material United States Federal Income Tax Considerations” on page 12 and in the similarly titled section beginning on page 99 to clarify that counsel is unable to render an opinion on this issue because of the lack of directly relevant legal authority on the issue.

Stock Purchase Agreement for Verizon’s Purchase of 13.4% of MCI’s Outstanding Shares, page 13

18.	We note the disclosure you have added in this section in response to prior comment 21. Please clarify whether the closing under the stock purchase agreement has occurred and whether the selling group has received the cash consideration and, if so, the price per share that the selling group received. Where appropriate, please disclose the underlying reasons for entering into the transaction with the selling group and disclose in this section that this transaction was entered into after March 29, 2005, the date MCI’s board received fairness opinions regarding the consideration that all other MCI shareholders would receive.

Response

We have revised the caption and disclosure under “Verizon’s Purchase of 13.4% of MCI’s Outstanding Shares” beginning on page 14, as requested, to clarify that the closing has occurred and to disclose the cash consideration paid to the selling group. We have also disclosed the underlying reason for entering into the transaction with the selling group and that this transaction was entered into after March 29, 2005, the date MCI’s board received fairness opinions regarding the consideration that all other MCI shareholders would receive under Verizon’s March 28, 2005 merger proposal.

Ms. Michele M. Anderson

Mr. Albert Pappas

July 5, 2005

19.	We note your disclosure on page 48 that “MCI’s board of directors noted that the selling group would receive higher consideration as compared to all other MCI stockholders under the then-current Verizon merger agreement….” as well as your disclosure under the MCI board’s reasons for the merger on page 59 that “MCI’s board of directors considered the price and terms of the stock purchase agreement between Verizon and entities affiliated with Mr. Carlos Slim Helu.” Please specifically address later in the prospectus the reasons that Verizon offered the selling group a higher price than all other MCI shareholders at that time. Please also address why the selling group received most of their consideration at that time in cash and with no significant uncertainty since the consideration they will receive is not subject to the downward price adjustment. Ensure the discussion in MCI’s reasons for the merger section addresses what the MCI board specifically considered regarding these terms with the selling group compared to the terms of the transaction for all other MCI shareholders. The one sentence reference to the stock purchase agreement on page 59 is insufficient in this regard.

Response

We have added disclosure under “Verizon’s Purchase of 13.4% of MCI’s Outstanding Shares” on page 94 as requested to specifically address the reason that Verizon offered the selling group a higher price than all other MCI shareholders at the time. We have also disclosed that the selling group received most of their consideration in cash and the consideration that they have and will receive is not subject to the downward purchase price adjustment. We have disclosed that terms and consideration offered to the selling group pursuant to the stock purchase agreement were the result of arms-length negotiations between Verizon and the selling group and are simply different from the terms and consideration offered to MCI’s other stockholders in the merger. We have also revised the disclosure under “MCI’s Reasons for the Merger” beginning on page 61 as requested.

Risk Factors Relating to the Merger, page 23

The consideration that MCI stockholders will receive…, page 23

20.	Please revise the caption to state that there is substantial uncertainty regarding what the MCI bankruptcy and tax liabilities will be, that these liabilities will not be known at the time shareholders vote on the merger, and the downward adjustment could mean that MCI shareholders receive nothing in the merger.

Response

We have revised the caption on page 24 to include the requested disclosure.

Ms. Michele M. Anderson

Mr. Albert Pappas

July 5, 2005

MCI and Verizon are the subject of various legal proceedings…, page 26

21.	We note your disclosure that “plaintiff amended his complaint on two occasions to include additional allegations.” Please briefly describe these additional allegations.

Response

We have added the requested disclosure under “MCI and Verizon are the subject of various legal proceedings…” on page 28.

MCI has been actively working to improve its internal controls…, page 27

22.	Please more particularly describe the potential risk to Verizon or its investors if MCI’s financial statements are not accurate.

Response

We have revised the disclosure under “MCI has been actively working to improve its internal controls…” beginning on page 28 to indicate that if MCI is not successful in rectifying the material weakness in its internal control over accounting for income tax and Verizon ultimately determines that this continues to be a material weakness affecting Verizon and discloses this material weakness in its annual and quarterly financial reports, Verizon’s financial reputation may be harmed and the market value of Verizon’s common stock following the merger may be affected.

The merger may not occur which could adversely affect…, page 27

23.	Please revise the caption to more particularly describe how MCI’s business operations would be adversely affected.

Response

We have revised the caption on page 29 to include the requested disclosure.

The Merger, page 30

Background of the Merger, page 30

24.

We note the disclosure you have added regarding the offer MCI received from the RBOC. Please disclose how EBITDA was defined and clarify what you mean by “run-rate EBITDA.” Also, please clarify whether the possible reduction in the purchase price due to the unresolved bankruptcy liabilities was limited. In addition, please clarify whether the closing of the transaction would occur prior to the resolution of the outstanding bankruptcy liabilities. In this regard, please

Ms. Michele M. Anderson

Mr. Albert Pappas

July 5, 2005

clarify what you mean by “face value.” Is this a best estimate of the amount of cash that would be required to satisfy these liabilities? Please provide sufficient information to show how these terms differ from the terms of the transaction with Verizon.

Response

We have revised the disclosure on page 34 as requested.

25.	Provide an expanded discussion of the degree to which MCI’s board considered alternative opportunities and why it determined not to pursue them pursuant to prior comment 30. For example, clarify on page 33 what the board considered regarding the amount of MCI’s excess cash and potential uses for that cash in determining not to pursue the proposal to recapitalize MCI. Also expand to disclose the nature of the board’s concerns regarding the proposal to pay $20 per share of MCI common stock. In addition, we note the disclosure you have added regarding the possibility of a joint venture with Verizon on page 35. Please specifically describe the “risks and rewards” that the MCI board considered. Similarly expand the next paragraph to specify the “risks to achieving superior values under the Qwest transaction” that the board discussed at the meeting of December 10, 2004.

Response

We have revised the disclosure on pages 35 and 38 as requested.

26.	We refer to your response to prior comment 32. In particular, we note your statement that “MCI’s board considered the range of values that might be realized by MCI’s stockholders under the stock component of each proposal….” It is unclear, however, how the MCI board considered the fact that the Qwest offers were weighted more towards cash and the Verizon offers were weighted more towards stock.

Response

As described in the “Background of the Merger” beginning on page 32, except for Qwest’s all-cash offer in February of 2005 described on page 40, MCI received an array of blended stock and cash proposals from Qwest and Verizon in 2004 and 2005. Each of these proposals contained a significant stock component, and, as disclosed on pages 47 and 48 of the S-4, rather than focusing on the relative weights of each component, MCI’s board of directors considered the range of values that might be realized by MCI’s stockholders from the stock component of each proposal, and the risks associated with achieving those values at the time of closing. In addition, as noted in our response to the last sentence of

Ms. Michele M. Anderson

Mr. Albert Pappas

July 5, 2005

Comment 27, in response to the Staff’s request we have provided specific disclosure about the range of values considered by MCI’s board of directors in its evaluation of the competing proposals.

27.	We note the disclosure you have added on page 48 that the range of values that might be realized “if Qwest were to increase the consideration as requested, and MCI were to agree to the other proposed revisions to Qwest’s proposal, would compensate for the risks and uncertainty associated with realizing those values, and render it superior....” It is still unclear how the increased consideration and other terms would have satisfied the MCI board’s seven concerns expressed during the evaluation of the February 11, 2005 proposal. Did the higher consideration outweigh the long-term concerns regarding the combined company that the MCI board expressed during the evaluation of the February 11, 2005 proposal? Also provide more specific and quantified disclosure about the “range of values” considered by the MCI board throughout its evaluation of the competing offers and clearly identify the risks it considered to be associated with achieving those values.

Response

As has been disclosed in “MCI’s Reasons for the Merger” on pages 66 through 68, in comparing Qwest’s proposal to Verizon’s proposal, MCI’s board of directors considered the range of values that might be realized by MCI’s stockholders from the stock component of each proposal, and the risks associated with realizing those values at the time of closing. The risks considered by MCI’s board of directors in considering the potential range of values of the Qwest shares to be received at closing under Qwest’s proposal included the concerns disclosed in the description of the February 11, 2005 meeting of MCI’s board of directors under “Background of the Merger” on page 41, and the other risks and concerns described in more detail under “MCI’s Reasons for the Merger” on pages 66 through 68. It was the view of MCI’s board of directors that a higher stated amount of $30 compared to Verizon’s then $23.10 stated value proposal would outweigh the additional risks and concerns associated with Qwest’s proposal, rendering it superior to Verizon’s then current proposal. We have clarified the disclosure under “Background of the Merger” on page 51 in response to the Staff’s comment.

In response to the last sentence of the Staff’s comment, we have revised the disclosure under “Background of the Merger” on pages 47, 48, 51, 53, 55 and 56 accordingly to provide specific disclosure about the range of values considered by MCI’s board of directors in its evaluation of competing proposals from Verizon and Qwest.

Ms. Michele M. Anderson

Mr. Albert Pappas

July 5, 2005

Verizon’s Reasons for the Merger, page 53

28.	To the extent possible, please quantify the cost savings and revenue enhancements associated with each of the items listed on page 54 and the top of page 55. See prior comment 37.

Response

On page 58, we have provided estimates of the percentage of potential pre-tax operating savings expected to come from each of the following categories: general and administrative expenses, network operations savings, international operations savings and information and technology systems. We have reordered these categories to reflect the relative significance of the savings. On page 59, we have provided estimates of the percentage of potential pre-tax revenue enhancements expected to come from retaining existing enterprise customers and selling additional services to enterprise customers, offering new services to small and mid-size businesses and offering wireless services to enterprise customers.

29.	We note your discussion of the financial terms that Verizon’s board considered. Please enhance your discussion to illustrate what the board concluded with respect to the various financial terms listed. For example, it is unclear how the “resulting percentage ownership interests and voting power that current Verizon stockholders would have in Verizon following the closing” impacted the Verizon board’s decision.

Response

We respectfully advise the Staff that Verizon’s board of directors did not quantify or assign any relative or specific weights to the various financial terms listed. Instead, Verizon’s board of directors considered these financial terms in the aggregate. In addition, individual members of Verizon’s board of directors may have given differing weights to different financial terms. We have revised the disclosure on pages 59 and 60 to clarify that Verizon’s board of directors did not make specific findings with respect to the various financial terms listed. We respectfully note for the Staff that the second full paragraph on page 61 further highlights that “Verizon’s board of directors viewed its position and recommendation as being based on the totality of the information presented to and factors considered by it” and it “did not quantify or assign any relative or specific weights to the various factors that it considered.”

30.

It is unclear why the risk of liabilities associated with the bankruptcy claims and tax claims is listed on page 56 among the factors that weighed negatively against the merger. In this regard, we assume that the downward purchase price adjustment is intended to protect Verizon from assuming these liabilities. Please

Ms. Michele M. Anderson

Mr. Albert Pappas

July 5, 2005

specifically address the importance of the downward purchase price adjustment to the Verizon board and why the risk of liabilities associated with the bankruptcy claims and tax claims is listed as a negative factor given the price adjustment.

Response

We have revised the disclosure on page 60 to clarify that the risk of liabilities associated with the bankruptcy claims and tax claims is listed as a negative factor because the purchase price adjustment is merely an estimate of the amount that will be required from and after the closing of the merger to satisfy these claims. The actual amount required to satisfy these claims may exceed this estimate.

MCI’s Reasons for the Merger, page 57

31.	Your revised disclosure under “Tax-Free Transaction” indicates that the board “considered” that the alternative merger structure would be fully taxable to MCI shareholders. Revise this discussion to make clear how the tax implications of the alternative structure impacted the board’s fairness determination and decision to recommend the transaction.

Response

We have revised the disclosure on page 65 as requested.

32.	We note your response to prior comment 44, however, we believe that additional context is needed in a number of the factors under “Alternative Proposals from Qwest” so that investors can adequately assess this information. For example, you list

“[t]he regulatory approvals that a transaction between MCI and Qwest would require, as well as the timing and risks associated with these approvals.” It is unclear whether this factor weighed favorably, negatively or was neutral compared to the regulatory approvals that the Verizon/MCI transaction requires. Similarly revise the first bullet point on page 61 to explain what the board concluded regarding the expected competitive position of a combination of Qwest and MCI, provide more details about Qwest’s “expected financial condition” in the fifth and sixth bullets on page 61, and specify how the terms and conditions of Qwest’s proposal compared to the Verizon terms and conditions in the tenth bullet on page 62. This is not intended to be an exhaustive list.

Response

As requested, we have revised the disclosure under “MCI’s Reasons for the Merger” on pages 66 through 68 to provide additional context with respect to a number of the factors under “Alternative Proposals from Qwest.”

Ms. Michele M. Anderson

Mr. Albert Pappas

July 5, 2005

33.	Briefly identify the reasons underlying the differences in the synergies estimated by Qwest and those estimated by MCI.

Response

We have revised the disclosure on page 66 as requested.

34.	If known, revise the second paragraph on page 63 to disclose the nature of the concerns that MCI’s existing and potential customers expressed as they demanded termination rights and other remedies in response to a possible transaction with Qwest. Refer to prior comment 36.

Response

We have revised the disclosure on page 68 as requested.

35.	Expand the discussion under “Purchase Price Adjustment” to have the MCI board specifically address the consideration it gave to the possibility that its shareholders could receive nothing in exchange for their shares pursuant to the purchase price adjustment provision.

Response

We respectfully submit that our current disclosure on page 69 is adequate as we disclose that MCI’s board of directors considered the following: (i) there is no limit on the potential reduction of consideration that MCI stockholders may receive; (ii) the possibility that the closing could be delayed while the purchase price adjustment is being determined; (iii) Qwest’s proposals included an identical purchase price adjustment mechanism; (iv) if MCI was to continue operating as a stand-alone entity, the costs of MCI’s bankruptcy claims, including tax claims, as well as certain international tax liabilities would be incurred entirely by MCI itself, and therefore by MCI stockholders; and (v) the amount that MCI had accrued on its consolidated balance sheet with respect to matters that would constitute specified liabilities for purposes of the purchase price adjustment.

Ms. Michele M. Anderson

Mr. Albert Pappas

July 5, 2005

Analyses of MCI’s Financial Advisors, page 64

36.	We note your revisions to prior comment 49 relating to the estimated specified included liabilities provided to the advisors. Please revise to clarify that the assumed amount of $1.825 billion corresponds to MCI’s accrued liabilities as of December 31, 2004.

Response

In response to the Staff’s Comment 36, we note that page 70 of the current disclosure provides that the assumed amount of $1.825 billion was provided to Greenhill, JPMorgan and Lazard by MCI’s management. The analyses performed by Greenhill, JPMorgan and Lazard, as described in the S-4, assumed that the specified liabilities would not exceed the amount given to them by MCI. In performing their analyses, Greenhill, JPMorgan and Lazard did not evaluate or determine whether the assumed amount of $1.825 million corresponded to MCI’s accrued liabilities as of December 31, 2004. In addition, we respectfully submit that, in light of the revised disclosure we will be including in the S-4 in response to Comment 6 regarding an estimated range of the amount of the purchase price adjustment (which, as noted in our response to Comment 6, we will be providing to the SEC in draft form), the derivation of the assumed amount for purposes of the financial advisors’ analyses is not material to the MCI stockholders’ investment decision and would be misleading to stockholders.

37.	We note your response to prior comment 52. Either here or in the relevant bullet point under “MCI’s Reasons for the Merger,” please explain in reasonable detail the consideration the MCI board gave to the fact that JP Morgan has provided past services to Verizon.

Response

We have revised the disclosure under “Presentations and Opinions of Financial Advisors” on page 64 as requested.

38.	MCI Comparable Company Analysis, page 67 and MCI Comparable Transaction Analysis, page 68. As requested in prior comment 56, please address the usefulness of these analyses given that the advisors selected only one company and one transaction as comparable to MCI.

Response

In response to the Staff’s Comment 38, we note that the current disclosure provides that “[i]n arriving at its fairness determinations, each of Greenhill, JPMorgan and Lazard considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis considered by it. Rather, each of Greenhill, JPMorgan and Lazard made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses.” In addition, in response to prior Comment 56, we revised the disclosure in Amendment No. 2 to the Form S-4 to make clear why only one comparable company and only one comparable transaction were selected. No assessment of the usefulness of any other analysis was given, and we respectfully submit that this is not established practice. Because none of the financial advisors discussed with the MCI board of directors the effect on the usefulness of the comparable company or comparable transaction analyses of the fact that only one

Ms. Michele M. Anderson

Mr. Albert Pappas

July 5, 2005

company or transaction, respectively, was analyzed and because MCI’s financial advisors considered all the analyses performed by them as a whole, we respectfully submit that it would be an inaccurate description of the process underlying the financial advisors presentations and misleading to shareholders to include in the Form S-4 the requested assessment of the usefulness of such analyses.

Hypothetical Stockholder Value Creation Analyses, page 70

39.	Revise the description of the Sum-of-the-Parts Analysis to explain how the advisors calculated the various multiples and why the multiples differed for each business. Similarly revise the parallel Qwest analysis.

Response

We have revised the disclosure under “Hypothetical Stockholder Value Creation Analyses” on pages 76 and 84 as requested.

Senior Notes, page 88

40.	Clarify how the restrictions on MCI’s ability to pay dividends compare to the total amount that would be required to pay the $5.60 per share special cash dividend.

Response

We have revised the disclosure on page 93 as requested.

Material United States Federal Income Tax Considerations, page 93

41.	Please remove the disclosure “insofar as it address matters of law” in the first sentence. Shareholders should not be required to determine which matters described in this section are matters of law.

Response

We have revised the disclosure on page 99 to remove the quoted language as requested.

42.

We note your disclosure on page 94 that counsel will provide opinions “in each case substantially to the effect that, on the basis of certain facts, representations by management of the companies and assumptions set forth in such opinions, the merger of MCI with and into Eli Acquisition will be treated as a reorganization for U.S. federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code and that Verizon and MCI will each be a party to that

Ms. Michele M. Anderson

Mr. Albert Pappas

July 5, 2005

reorganization within the meaning of Section 368(a) of the Code.” The qualifications in this statement make it unclear to what extent counsel is opining that the transaction will be tax-free to investors. Please revise to clarify whether or not counsel is opining that the merger “will” be treated as a reorganization and each of Verizon and MCI “will” be treated as a party to the reorganization. Furthermore, since counsel will provide short-form opinions, this disclosure section should set forth the entire opinions, including any assumptions upon which the opinions are based.

Response

As we have discussed with the Staff, we will be separately providing the SEC with our response to this Comment 42.

The Merger Agreement, page 98

43.	Your disclosure in the second paragraph refers to agreements and documents other than the merger agreement. Such references are overly broad and may not be clear to security holders. Please revise to omit the reference to agreements and documents other than the merger agreement.

Response

We have revised the disclosure under “The Merger Agreement” on page 105 as requested to omit the references to agreements and documents other than the merger agreement.

Note 2. Purchase Price, page 119

44.	Please refer to prior comment number 71. It does not appear to be appropriate to include the $5.60 special cash dividend that will be paid by MCI prior to the merger as part of the purchase price under SFAS 141. Please advise us with the specific references to the accounting literature or revise accordingly.

Response

As we previously described in response to prior Comment number 71, the special cash dividend is a part of the cash merger consideration, and is payable to MCI’s stockholders by Verizon to the extent amounts are not paid by MCI as a special cash dividend. Consequently, since the unaudited pro forma condensed consolidated statements of income were prepared as if the merger had occurred on January 1, 2004 and the unaudited pro forma condensed consolidated balance sheet was prepared as if the merger had occurred on March 31, 2005, and since the special cash dividend had not been paid by MCI as of those dates, the

Ms. Michele M. Anderson

Mr. Albert Pappas

July 5, 2005

unaudited condensed consolidated pro forma financial information includes the amount of the special cash dividend as cash merger consideration. Paragraph 20 of Statement of Financial Accounting Standards No. 141 states that a “cash payment by an acquiring entity shall be used to measure the cost of an acquired entity.” We have expanded Note 2, footnote (3) on page 128 to reflect additional disclosure regarding the assumption that the unaudited condensed consolidated pro forma financial information includes the special cash dividend as cash merger consideration.

45.	Please refer to prior comment number 72. Provide a sensitivity analysis that provides additional pro forma presentations that give effect to the range of possible results for the potential downward purchase price adjustment for specified liabilities and other adjustments disclosed on page 99 as well as throughout the filing.

Response

We have added a sensitivity analysis to Note 2 on pages 126 and 127 that reflects a range of potential pro forma financial results for the downward purchase price adjustment.

Note 5. Pro Forma Adjustments, page 122

46.	Please refer to prior comment number 79. Reclassify the senior debt that will be payable upon a change in control to a current liability. Discuss in the footnote the amount of cash and your sources for the cash if the senior notes are not redeemed prior to the merger and have to be redeemed within 30 days of the change in control. Expand your disclosure to discuss the likelihood that the notes will be redeemed by MCI prior to the merger.

Response

We have reclassified the Senior Notes from long-term debt to debt maturing within one year (current liabilities) in the unaudited pro forma condensed consolidated balance sheet. We have also expanded note 5(h) to reflect additional disclosure about the reclassification of the Senior Notes to current liabilities, the amount and sources of the cash and the likelihood that the notes will be redeemed by MCI prior to the merger.

Ms. Michele M. Anderson

Mr. Albert Pappas

July 5, 2005

MCI Form 10-K for the year ended December 31, 2004

Note (3) Impairment Charges, page F-23

Note (4) Fresh-Start Reporting, pages F-26 and F-28

Note (23) Related Party Transactions, page F-79

47.	Please refer to prior comment number 102. Since your Form 10-K for the year ended December 31, 2004 is incorporated by reference in Form S-4, please comply with our previous request and disclose the name of the experts and include consents from the experts in the Form S-4 and the amendments thereto since you have referenced these independent valuations.

Response

MCI has removed all references to experts from its disclosures on the draft Form 10-K/A which is being provided supplementally to the Staff.

Note (4) Fresh-Start Reporting, page F-26

48.	Please refer to prior comment numbers 103 and 105. We believe that your disclosure should be expanded to discuss how you determined enterprise value at both the adoption of fresh-start reporting and at the time that you computed the amount of the impairment that you recognized in 2004 as well as the adjustments shown on the table on page F-29. The footnotes that you have provided do not provide the reader with a clear understanding as to how the various adjustments were computed.

Response

MCI has updated its disclosures as requested by the Staff on the draft Form 10-K/A which is being provided supplementally to the Staff.

Note (20) Income Taxes, page 58

49.	Please refer to prior comment numbers 108, 109 and 110. Please provide FAS 5 disclosure for the additional federal, state and foreign tax contingencies disclosed on page F-63. Expand your disclosures to discuss why state and foreign income taxes expressed as a percentage to arrive at the effective tax rate for 2004 as disclosed on page F-59 is so much higher than the percentages for 2003 and 2002.

Response

MCI has updated its disclosures as requested by the Staff on the draft Form 10-K/A which is being provided supplementally to the Staff.

Ms. Michele M. Anderson

Mr. Albert Pappas

July 5, 2005

Note (24) Condensed Combined Financial Statements (Unaudited), page F-83

50.	Please refer to prior comment number 111. We are unaware of any exception regarding the requirement to provide audited condensed combined financial statements. Please comply.

Response

We are separately discussing this issue with the Staff. We will prepare an appropriate response upon resolution.

MCI Form 10-Q for the quarter ended March 31, 2005

51.	Revise, as applicable, for comments issued regarding the Form 10-K for the year ended December 31, 2004.

Response

MCI has removed one reference to experts in response to comment 47 on the draft Form 10-Q/A which is being provided supplementally to the Staff. We do not believe the other comments are applicable to Form 10-Q.

Item 4. Controls and Procedures, page 48

52.	We note your proposed response to prior comment 114. Revise to clearly state that there were changes in your internal controls over financial reporting that occurred during this quarter that have materially affected, or are reasonable likely to materially affect, your internal control over financial reporting in accordance with Item 308(c) of Regulation S-K. Also, briefly describe the compensating controls and procedures that the company implemented.

Response

MCI has updated its disclosure as requested by the Staff on the draft Form 10-Q/A which is being provided supplementally to the Staff.

* * * *

In addition to the responses to the Staff’s comments, described above, the S-4 includes other changes, which are intended to update, clarify and render more complete the information contained therein.

If you would like to discuss any of Verizon’s or MCI’s responses to the comments or if you would like to discuss any other matters, please contact the undersigned of Debevoise & Plimpton LLP at (212) 909-6698 or Phillip Mills of Davis

Ms. Michele M. Anderson

Mr. Albert Pappas

July 5, 2005

Polk & Wardwell at (212) 450-4618, for accounting matters relating to Verizon, Michael Morrell at (212) 395-1200 and for accounting matters relating to MCI, Gregory Fink at (703) 886-5044.

Very truly yours,

/S/ WILLIAM D. REGNER
William D. Regner

Enclosures

cc.:	Marianne Drost, Esq. Verizon Communications Inc.
Anastasia Kelly, Esq. MCI, Inc.
Phillip Mills, Esq. Davis Polk & Wardwell
Michael Kaplan, Esq. Davis Polk & Wardwell